BUFFALO CAPITAL III, LTD.
                        7331 S. Meadow Court
                       Boulder, Colorado 80301

                        Information Statement
                      Pursuant To Section 14(f)
               of the Securities Exchange Act of 1934
                      and Rule 14f-1 Thereunder
                               *******
                            INTRODUCTION

       This Information Statement is being mailed on or before April 23, 1999, to holders of record on April 9, 1999, of shares of Common Stock ("Common Stock") of Buffalo Capital III, Ltd., a Colorado corporation (the "Company"). This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company, and is provided for information purposes only. No action on your part is sought or required.

       On April 22, 1999, the Company signed a Stock Subscription
Agreement (the "Subscription Agreement") with Steadfast Investments,
LP, a Delaware limited partnership  ("Steadfast") and GMK Family
Holdings, LLC, ("GMK") whereby Steadfast and GMK agreed to purchase 12,740,000 newly issued shares of common stock of the Company (the "Shares") for a total subscription price of $1,000.00. The transaction with Steadfast and GMK will be a private placement transaction in reliance upon an exemption from registration under the Securities Act of 1933. The transaction will result in a change in control of the Company because following its purchase of the Shares, Steadfast will own approximately 79.17% and GMK will own approximately
11.83% of the issued and outstanding Common Stock of the Company.

       Steadfast and GMK are acquiring control of the Company in anticipation of a business combination transaction between the Company and The Heritage Organization, L.L.C., or between the Company and Steadfast Investments, LP, the principal owner of The Heritage Organization, L.L.C. The Heritage Organization, L.L.C., is engaged in the business of providing counseling services to high net worth individuals and families.

       The obligation of Steadfast and GMK to complete their
subscription for the Shares is subject to the satisfaction of certain
conditions.   One such condition to the obligations of  Steadfast and
GMK is that Grant W. Peck and Dean F. Sessions resign their positions as directors and officers of the Company at the time of closing under the Subscription Agreement after taking any and all steps necessary to appoint certain persons designated by Steadfast and GMK to become directors of the Company.

                       DESIGNEES OF STEADFAST
                 TO THE COMPANY'S BOARD OF DIRECTORS

       The following table sets forth certain information with respect to the persons designated by Steadfast to be appointed to the Company's Board of Directors.

Name and                                                 Beneficially
Address                                Age                      Owned
Gary M. Kornman                         55             12,740,000<F1>
Suite 800, East Tower
5001 Spring Valley Road
Dallas, Texas  75244

W. Ralph Canada, Jr.                    43                          0
Suite 800, East Tower
5001 Spring Valley Road
Dallas, Texas 75244

Vickie A. Walker                        40                          0
1683 S. Walker Road
Pleasant View, Tennessee 37146

Terry O. Reid                           45                          0
Suite 800, East Tower
5001 Spring Valley Road
Dallas, Texas 75244
__________

<F1> Mr. Kornman may be deemed to be the beneficial owner of all shares purchased by Steadfast Investments, LP, and by GMK Family Holdings, LLC.

Biographical Information

Gary M. Kornman

       Mr. Kornman has been Chairman and Chief Executive Officer of the Heritage Organization, L.L.C., since March, 1995. He currently serves as Chief Executive Officer of The Heritage Organization, Inc. (since 1986), and President and CEO of Kornman & Associates, Inc.
(since 1975).  He was President and CEO of The Planning Group, Inc.
from 1970 through 1975. The Heritage Organization, L.L.C., provides counseling services to some of America's wealthiest families. Mr. Kornman is also the sole shareholder, officer and director of many other corporations.

       Mr. Kornman took a Bachelor of Arts from Vanderbilt University in 1965 with concentrations in Business/Economics and Psychology and was a National Merit Scholar. In 1969 he took his Doctor of Jurisprudence from the University of Alabama School of Law and received the American Jurisprudence Award in Estate Planning, the
American Jurisprudence Award in Contracts and the American
Jurisprudence Award in Evidence.

       He is admitted to practice before the Bar of the State of Alabama, and is a member of the American Bar Association Section of Taxation and Section of Trust, Real Property and Probate.

W. Ralph Canada, Jr.

       Mr. Canada has served as President of The Heritage Organization, L.L.C., since March, 1995. He currently serves as President of Heritage Investments, L.L.C. and Heritage Securities Corporation, Director of SPCA of Texas, Vice President of the U.S. National Foundation For Anti-Aging & Survival Research and The Institute For Anti-Aging & Survival, Inc.

       From 1987 through 1994, Mr. Canada was a Partner in the law firm of Hopkins & Sutter, where he served as Head of the Litigation Section from 1991 through 1994. He was a Partner in the Stinson, Mag & Fizzell law firm, and Head of Litigation Section there from April, 1985 to October, 1987. From February, 1984 to March, 1985, he was Partner in the Rentzel, Wise & Robertson law firm. He was Associate in the Litigation Section of Johnson & Swanson from June, 1979, to January, 1984. Each of the above-referenced firms were located in Dallas, Texas.

       Mr. Canada took a Bachelor of Arts degree with Major in History in 1976 from the University of Texas at Austin, graduating with Highest Honors. At the University of Texas he was a member of Phi
Beta Kappa and Phi Eta Sigma. He received a Doctor of Jurisprudence, Cum Laude, from Harvard University Law School in 1979. He was
Editor-in-Chief of the Harvard Environmental Law Review, and has authored a number of publications.

       Mr. Canada is a member of the American Bar Association and the Dallas Bar Association. He is admitted to practice before the Bar in the State of Texas, and is admitted to practice before the United States Court of Appeals for the Fifth Circuit - Northern, Eastern, Western and Southern Districts of Texas.

Vickie A. Walker

       Ms. Walker has been Secretary-Treasurer and Chief Financial Officer of The Heritage Organization, L.L.C., since March, 1995. She currently serves as Secretary-Treasurer and Chief Financial Officer of The Heritage Organization, Inc., as Secretary-Treasurer and Chief Financial Officer of Kornman & Associates, Inc., as Treasurer of the U.S. National Foundation For Anti-Aging & Survival Research, and as Treasurer of The Institute for Anti-Aging & Survival, Inc. Ms. Walker began her affiliations with the above-referenced organization in June, 1977.

       Ms. Walker supervises an accounting staff comprised of three
CPA's and five staff accountants. In addition to her normal finance and accounting duties, she specializes in Contract Drafting and Negotiations, Legal Entities Formation, and Licensing and Filings. Ms. Walker serves on a number of mission critical committees of The Heritage
Organization, L.L.C., including Employee Management and Benefits, Aviation and Transportation, and Procurement and Budget. She is Chairperson for the Executive Management Committee.

Terry Oliver Reid

       Ms. Reid has been Vice President of Administration for The Heritage Organization, L.L.C. since 1995. She is concurrently Secretary, Treasurer and Executive Representative for Heritage Investments, L.L.C. and Heritage Securities Corporation, Vice President of The Heritage Organization, Inc., Vice President of Kornman & Associates, Inc., Secretary of the U.S. National Foundation For Anti-Aging & Survival Research and Secretary of The Institute for Anti-Aging & Survival, Inc. She began her affiliation with the above organizations in 1991.

       From June, 1980 to May, 1982, Ms. Reid was a Revenue
Accountant for Saxon Oil Company. In 1982, she was invited to join the Intergovernmental Affairs staff at The White House under President Reagan. She worked under Vice President George Bush in 1983 on his Domestic Policy staff. In 1984 she served as Budget Director for the Administration Division of Reagan-Bush 84 Campaign at the national headquarters. Upon her return to Dallas in 1985, she worked for Ben Brown, CPA, preparing tax returns. From 1986 through 1989 she was Financial and Administrative Manager for Laurey Peat + Associates, a public relations agency. In 1990 she was appointed as Assistant to the United States Ambassador to Zimbabwe under President Bush. In 1991 she joined The Heritage Organization, Inc., as Assistant to the Chairman and was promoted to Vice President of Administration in 1994.

       Ms. Reid holds a Bachelor of Accountancy degree from the University of Oklahoma with a minor in Petroleum Land Management.

              SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                        OWNERS AND MANAGEMENT

       As of April 23, 1999, the Company has a total of 1,260,000 shares of Common Stock issued and outstanding. The following table sets forth, as of April 23, 1999, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

Name and                        Number of Shares           Percent of
address                       Owned Beneficially          Class Owned
Grant W. Peck<F1>
7331 S. Meadow Court
Boulder, Colorado 80301              297,200<F2>                   23.59%

Dean F. Sessions<F1>
P. O. Box 17881
Boulder, Colorado  80308             297,400<F2>                   23.60%

Gary S. Joiner
4750 Table Mesa Drive
Boulder, Colorado  80303             297,400<F2>                   23.60%

Mark DiSalvo
192 Searidge Court
Shell Beach, CA 93449                297,600<F2>                   23.62%

All directors and executive
officers (2 persons)                     594,600                   47.19%

<F1>  The person listed is an officer, a director, or both, of the Company.
<F2>  Does not include 1,200,000 shares which may be acquired by such person upon exercise of Class A Warrants exercisable at $2.00 per share or 600,000 shares which may be acquired by such person upon exercise of Class B Warrants exercisable at $4.00 per share. The Board of Directors of the Company will cancel such warrants in conjunction with closing under the Stock Subscription Agreement.

Change in Control

       Upon closing under the Stock Subscription Agreement, Steadfast and GMK together will own 12,740,000 shares, representing approximately 91% of the Company's issued and outstanding Common Stock, and the current shareholders will own 1,260,000 shares, or approximately 9% of the Company's issued and outstanding Common Stock. In addition, all currently outstanding Class A and Class B Warrants will be cancelled. As a result, a change in control of the Company will have occurred.

                             MANAGEMENT

The directors and executive officers currently serving the Company are as follows:

Name                     Age              Positions Held and Tenure
Grant W. Peck             43                 President and a Director
                                                   since August, 1996

Dean F. Sessions          47                Secretary, Treasurer, and
                                        a Director since August, 1996

Biographical Information

Grant W. Peck.

       Mr. Peck has served as President and a Director of the Company since its inception. He is also currently the President and a Director of four other blind pool or blank check companies (i.e. Buffalo Capital IV, Ltd., Buffalo Capital V, Ltd., Buffalo Capital VII, Ltd., and Buffalo Capital VIII, Ltd), each of which has a business plan which is the same as that of the Company. Mr. Peck has also been an officer and director of several other blind pool or blank check companies which he assisted in the completion of business acquisition transactions prior to tendering his resignation. Mr. Peck was the principal shareholder, the President and a Director of J. S. Grant's, Inc., doing business as Just Squeezed Juices, from its inception in 1985 until January, 1995, when the Company was sold. J.S. Grant's distributed fresh juices from Denver, Colorado, to five states, and had approximately $3.5 million in annual sales and 36 employees. Between 1977 and 1984, Mr. Peck was an owner and Director of Operations for the Harvest Restaurant and Bakery, a restaurant company that catered to the then emerging health-conscious market. During his tenure with Harvest Restaurant and Bakery, Mr. Peck was responsible for the growth and daily operation of the restaurant company, employing over 385 employees and staffing 28 managers. Mr. Peck attended the University of Colorado and Macalester College in St. Paul, Minnesota, but did not receive a degree from either institution.

Dean F. Sessions.

       Mr. Sessions has served as Secretary and Treasurer, and as a Director of the Company since its inception. He is also currently the Secretary, Treasurer and a Director of four other blind pool or blank check companies (i.e. Buffalo Capital IV, Ltd., Buffalo Capital V, Ltd., Buffalo Capital VII, Ltd., and Buffalo Capital VIII, Ltd), each of which has a business plan which is the same as that of the Company. Mr.
Sessions has also been an officer and director of several other blind pool or blank check companies which he assisted in the completion of business acquisition transactions prior to tendering his resignation. From 1973 through 1982 Mr. Sessions was employed as an investment broker by E. F. Hutton & Co., in its Boulder, Colorado office. From 1982 through 1986 Mr. Sessions was an officer, director and principal shareholder of A. S. Food Company, Inc., a Colorado corporation formed to acquire the franchise rights for Round The Corner restaurants in Oregon, Washington and British Columbia. A. S. Food Company,
Inc., opened and operated two Round The Corner restaurants in the Seattle, Washington area, but in 1986 it filed bankruptcy and ceased operations. In October 1986, Mr. Sessions renewed his securities license with the NASD and simultaneously joined the Boulder, Colorado office of E. F. Hutton as an account executive. From June of 1987 through March of 1988, Mr. Sessions was a registered representative of
L. T. Securities, the securities division of Lincoln Trust Corporation of Denver, Colorado. From March, 1988, to August, 1990, Mr. Sessions was a registered representative with Cohig Securities, Inc. of Denver, Colorado, and from January, 1991 to June, 1994, Mr. Sessions was a registered representative with Walford and Company, of Boulder, Colorado. In addition, from August, 1990, to the present, Mr. Sessions has been actively engaged in attempting to acquire his Professional Golf Association (PGA) tour card. Mr. Sessions has a B.S. degree from the University of Colorado.

       There are no family relationships between any of the directors or officers of the Company.

       The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

       The Company's board of directors has not held any formal meetings during the fiscal year ending May 31, 1999.

                       EXECUTIVE COMPENSATION

       At inception (August, 1996), the Company's two Directors and two other principal shareholders of the Company each received shares of Common Stock as compensation for services rendered to the Company in conjunction with its organization and the development of its business plan. These shares were initially valued at $0.0001 per share on the books of the Company. However, in May, 1997, in conjunction with a voluntary reduction in the number of shares outstanding, the value of each of the remaining outstanding shares was increased to $0.50 per share on the books of the Company. As a result of the revaluation of such shares on the books of the Company, each of the two directors and officers and the two other principal shareholders were deemed to have received shares valued at $15,000.00, as compensation for their services in conjunction with organization of the Company and development of its business plan. The Company has not paid any other remuneration to its officers or directors, and does not expect to do so until it has completed a business acquisition transaction.

           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       The officers, directors and principal shareholders of the Company are parties to a Stock Purchase Agreement dated April 23, 1999, pursuant to which each of them has agreed to sell all of his stock in the Company at a price of approximately $0.2681 per share. The sale of shares pursuant to the Stock Purchase Agreement is contingent upon the prior closing by the Company under the Stock Subscription Agreement.

       Each of the officers, directors and principal shareholders acquired their shares in the Company for services valued at the equivalent of $0.05 per share. Accordingly, each of them will realize a substantial profit from the sale of Shares under the terms of the Stock Purchase Agreement.

       The Company employed the law firm of Frascona, Joiner &
Goodman, P.C., in which one of its principal shareholders, Gary S.
Joiner, is a shareholder, to provide legal services in connection with its organization, the registration of its shares and the filing of periodical reports under the Securities Exchange Act of 1934, and in conjunction with negotiation, preparation and closing under both the Stock Subscription Agreement and the Stock Purchase Agreement. This firm has been paid fees for such services based upon the normal hourly rates of the persons providing legal services.

Legal Proceedings

       The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

                               *******

       THIS INFORMATION STATEMENT IS PROVIDED TO YOU
FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR
PART IS SOUGHT OR REQUIRED.


April 23, 1999.